ASSET PURCHASE AGREEMENT

AMONG

NATIONAL RESEARCH CORPORATION,

GERIATRIC HEALTH SYSTEMS, LLC,

HEALTH SERVICES BENEFIT ADMINISTRATORS, INC.

AND

PETER YEDIDIA

DATED AS OF SEPTEMBER 16, 2005

i

	5.1	Corporate	18
	5.2	Authority	18
	5.3	No Violation	18
	5.4	No Brokers or Finders	19
	5.5	Disclosure	19
6.	RELATED MATTERS		19
	6.1	Noncompetition; Confidentiality	19
	6.2	Change and Use of Name	20
	6.3	Consulting Agreements	21
	6.4	Access to Information and Records	21
	6.5	Further Actions	21
	6.6	Accounts Receivable	21
	6.7	NCQA Certifications	22
	6.8	No Dissolution of Company	22
	6.9	Transition Services Agreement	22
	6.10	Audited Financial Statement	23
	6.11	Escrow Agreement	23
	6.12	Closing of Lathrop Location	23
7.	CONDITIONS PRECEDENT TO BUYER'S OBLIGATIONS		24
	7.1	Representations and Warranties True on the Closing Date	24
	7.2	Compliance With Agreement	24
	7.3	Absence of Litigation	25
8.	CONDITIONS PRECEDENT TO COMPANY'S OBLIGATIONS		25
	8.1	Representations and Warranties True on the Closing Date	25
	8.2	Compliance With Agreement	25
	8.3	Absence of Litigation	25
9.	INDEMNIFICATION		25
	9.1	By Company	25
	9.2	By Buyer	26
	9.3	Indemnification of Third-Party Claims	26
	9.4	Payment	26
	9.5	Limitations on Indemnification	27
10.	CLOSING		28
	10.1	Documents to be Delivered by Company	28
	10.2	Documents to be Delivered by Buyer	29
11.	MISCELLANEOUS		29
	11.1	Disclosure Schedule	29
	11.2	Further Assurance	30
	11.3	Disclosures and Announcements	30
	11.4	Assignment; Parties in Interest	30
	11.5	Law Governing Agreement	30

ii

11.6	Amendment and Modification	30
11.7	Notice	31
11.8	Expenses	32
11.9	Certain Definitions; Interpretations	32
11.10	Entire Agreement	32
11.11	Counterparts	32
11.12	Headings	32

iii

ASSET PURCHASE AGREEMENT

        ASSET PURCHASE AGREEMENT (“Agreement”), dated as of September 16, 2005, by and among National Research Corporation, a Wisconsin corporation (“Buyer”), Geriatric Health Systems, LLC, a California limited liability company (“Company”), Health Services Benefit Administrators, Inc., a California corporation (“Minority Member”), and Peter Yedidia, an individual resident of California (“Majority Member,” and together with Minority Member, “Members”).

W I T N E S S E T H:

        WHEREAS, Company is a developer and provider of healthcare survey research and analytics specializing in measuring and predicting individuals’ health status, health risks and satisfaction with health services (the “Business”).

        WHEREAS, Buyer desires to purchase from Company, Company desires to sell to Buyer, and Members desire to cause Company to sell to Buyer, the Business and substantially all the property and assets of Company.

        NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, the parties hereto agree as follows:

1.     PURCHASE AND SALE OF ASSETS

    1.1        Assets to be Transferred. Subject to the terms and conditions of this Agreement, on the Closing Date (as hereinafter defined), Company shall, and Members shall cause Company to, sell, transfer, convey, assign and deliver to Buyer (or upon Buyer’s request, to one or more wholly owned subsidiaries of Buyer as designated by Buyer), and Buyer shall purchase and accept, all of the business, rights, claims and assets (of every kind, nature, character and description, whether personal, tangible or intangible, accrued, contingent or otherwise, and wherever situated) of Company, together with all rights and privileges associated with such assets and with the Business, other than the Excluded Assets (as hereinafter defined) (collectively, the “Purchased Assets”). The Purchased Assets shall include, but not be limited to, the following:

    1.1.(a)       Personal Property. All equipment, apparatus, tools, kits, supplies, spare parts, furniture, removable fixtures and all other personal property not included in inventory (other than personal property leased pursuant to Personal Property Leases, as hereinafter defined), including, without limitation, all tangible assets of Company, which are described on Schedule 1.1.(a).

1.1.(b) Personal Property Leases. All leases of machinery, equipment, furniture and other personal property leased by Company (the “Personal Property Leases”) and described in Schedule 1.1.(b).

1.1.(c) Subleased Real Property. The sublease agreement with Minority Member (the “Company Sublease”) for Company’s 5,000 square foot Survey Operations Center in Lathrop, California.

    1.1.(d)       Trade Rights. All Company’s interest in any Trade Rights. As used herein, the term “Trade Rights” shall mean and include: (i) all trademark rights, business identifiers, trade dress, service marks, trade names, and brand names; (ii) all copyrights and all other rights associated therewith and the underlying works of authorship; (iii) all patents and all proprietary rights associated therewith; (iv) all contracts or agreements granting any right, title, license or privilege under the intellectual property rights of any third party; (v) all inventions, mask works and mask work registrations, know-how, discoveries, improvements, designs, trade secrets, shop and royalty rights, employee covenants and agreements respecting intellectual property and noncompetition and all other types of intellectual property; and (vi) all common law rights therein, all registrations, renewals, reissues, extensions, applications and continuing applications therefor, all goodwill associated with any of the foregoing, and all claims for infringement or breach thereof.

    1.1.(e)       Contracts. All Company’s rights in, to and under the Company Sublease and all contracts (including all customer/client contracts), purchase orders and sales orders) (hereinafter “Contracts”) of Company described in Schedules 1.1.(b) and 1.1(e).

1.1.(f) Literature. All sales literature, promotional literature, catalogs and similar materials.

    1.1.(g)       Databases, Records and Files. All records and files of Company of every kind including, without limitation, all historic customer/client and benchmarking databases, lists, records and files, invoices, customer and vendor lists, blueprints, specifications, designs, drawings, operating and marketing plans, accounting records, business records, operating data, and all other documents, tapes, discs, programs or other embodiments of information of Company.

    1.1.(h)       Instruments, Data, Algorithms, Formats, Software Code and Hardware. All of Company’s survey instruments, survey data, algorithms, report formats, computer databases, software and software code (including those related to the processing and delivering of reports) and related property and information.

1.1.(i) Models and Reports. All of Company’s pricing models, research validity and reliability reports for each survey instrument.

1.1.(j) Work-in-Process. All work-in-process at the Closing (as hereinafter defined).

    1.1.(k)       Licenses, Permits and Certifications. All licenses, permits, certifications, registrations, approvals and consents of Company, to the extent transferable, including, without limitation, the NCQA Certifications (as hereinafter defined) (collectively, “Permits”).

1.1.(l) Prepaid Assets. All prepaid assets relating to customer projects relating to any work-in-process not yet billed as of the Closing or Permits (“Prepaids”).

1.1.(m) Business Names. The names “Geriatric Health Systems” and “GHS” and derivatives therefrom and names similar thereto, and all rights to use or allow others to use such names.

    1.1.(n)       General Intangibles. All causes of action, claims, demands and rights against third parties arising out of occurrences after the Closing, and all other intangible rights and assets, including all goodwill associated with the Business and the Purchased Assets.

    1.2        Excluded Assets. The provisions of Section 1.1 notwithstanding, Company shall not sell, transfer, assign, convey or deliver to Buyer, and Buyer will not purchase or accept, the following assets of Company (collectively, the “Excluded Assets”):

1.2.(a) Cash and Cash Equivalents. All cash and cash equivalents, other than petty cash balances at Company’s place of business.

1.2.(b) Consideration. The consideration delivered by Buyer to Company pursuant to this Agreement.

    1.2.(c)       Tax Credits and Records. Federal, state and local income and franchise tax credits and tax refund claims and associated returns and records. Buyer shall have reasonable access to such returns and records and may make excerpts therefrom and copies thereof.

1.2.(d) Notes and Accounts Receivable. All notes receivable of Company and all accounts receivable of Company.

    1.2.(e)       Obligations of Affiliates. Notes, drafts, accounts receivable or other obligations (except for the Company Sublease) for the payment of money, made or owed by any Affiliate of Company. For purposes of this Agreement, the term “Affiliate” shall mean and include all Members, managers and officers of Company; the spouse of any such person; any person who would be the heir or descendant of any such person if he or she were not living; and any entity in which any of the foregoing has a direct or indirect interest (except through ownership of less than 5% of the outstanding shares of any entity whose securities are listed on a national securities exchange or traded in the national over-the-counter market).

    1.2.(f)       Limited Liability Company Franchise. Company’s franchise to be a limited liability company, its articles of organization/formation, its operating or LLC agreement and other records having to do exclusively with the organization and capitalization of Company.

    1.2.(g)       Certain Contracts. Company’s rights under the following Contracts or understandings of Company: (i) the contract or understanding for the lease of the Majority Members’ home office (the “Home Office Understanding”); (ii) the contract or understanding with the Minority Member for the provision of certain back office support services (accounting and human resources support) (the “Support Understanding”); and (iii) the Master Clerical Agreement, dated August 1, 2005, with Teamsters California State Council/Cannery Warehousemen, Food Processors, Drivers and Helpers Union Local 601 (the “Union Agreement”) (the Home Office Understanding, Support Understanding and Union Agreement are collectively referred to herein as the “Excluded Contracts”).

1.2.(h) Other Assets. The assets listed on Schedule 1.2.(h).

    1.3        Nonassignable Contracts and Rights. Notwithstanding anything to the contrary in this Agreement, no Contracts, properties, rights or other assets of Company shall be deemed sold, transferred or assigned to Buyer pursuant to this Agreement if the attempted sale, transfer or assignment thereof to Buyer without the consent or approval of another party or a governmental entity would be ineffective or would constitute a breach of contract or a violation of any Law (as hereinafter defined) or would in any other way adversely affect the rights of Company (or Buyer as transferee or assignee), and such consent or approval is not obtained (which the parties hereto understand will generally not occur prior to the Closing Date). In such case, to the extent possible, (i) the beneficial interest in or to such Contracts, properties, rights or assets (collectively, the “Beneficial Rights”) shall in any event pass as of the Closing to Buyer under this Agreement; and (ii) pending such consent or approval, Buyer shall assume or discharge the obligations of Company under such Beneficial Rights (to the extent such obligations are Assumed Liabilities, as hereinafter defined) as agent for Company, and Company shall act as Buyer’s agent in the receipt of any benefits, rights or interest received from the Beneficial Rights. Buyer and Company shall use all reasonable efforts to obtain and secure any and all consents and approvals that may be necessary to effect the legal and valid sale, transfer or assignment of the Contracts, properties, rights or assets underlying the Beneficial Rights to Buyer without material change in any of the material terms or conditions of such Contracts, properties, rights or assets, including without limitation their formal assignment or novation, if advisable. Buyer and Company shall use all reasonable efforts to make or complete such transfers as soon as reasonably possible and cooperate with each other in any other reasonable arrangement designed to provide for Buyer the benefits of such Contracts, properties, rights and assets including enforcement at the cost and for the account of Buyer of any and all rights of Company against the other party thereto arising out of the breach or cancellation thereof by such other party or otherwise, and to provide for the discharge of any liability or obligation under such Contracts, properties, rights or assets, to the extent such liability or obligation constitutes an Assumed Liability. Notwithstanding anything in this Section 1.3 to the contrary, Company shall use its best efforts to obtain any necessary consents to assignment but Company does not hereby represent or warrant that the consent or approval of another party or a governmental entity as described in this Section 1.3 will be obtained. Company will indemnify, defend and hold Buyer harmless, in accordance with and subject to the provisions of Article 9, in respect of any loss, damage, cost or expense (including without limitation attorneys’fees but excluding consequential damages) suffered or incurred by Buyer as a result of any breach or violation effectuated by the attempted sale, transfer of assignment of any properties, rights or assets without the necessary consent or approval.

2.     ASSUMPTION OF CERTAIN SPECIFIC LIABILITIES

    2.1        Certain Specific Liabilities to be Assumed. As used in this Agreement, the term “Liability” shall mean and include any direct or indirect indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation or responsibility, fixed or unfixed, known or unknown, asserted or unasserted, liquidated or unliquidated, secured or unsecured. Subject to the terms and conditions of this Agreement, on the Closing Date, Buyer shall assume and agree to perform and discharge the following, and only the following, Liabilities of Company (collectively, the “Assumed Liabilities”):

    2.1.(a)       Contractual Liabilities. Company’s Liabilities arising from and after the Closing under and pursuant to the Company Sublease and the Contracts described in Schedules 1.1(b) or 1.1(e) (the foregoing Company Sublease and contracts are hereinafter collectively described as the “Assumed Contracts”); provided, that Buyer shall not assume any Liability of Company under or pursuant to the Assumed Contracts that arises out of or in connection with or in any way relates to or results from any activity or operation of Company or the Business prior to the Closing and Buyer shall not assume any Liability of Company under or pursuant to the Excluded Contracts

    2.1.(b)       Liabilities Under Certain Permits. Company’s Liabilities arising from and after the Closing under those certain Permits listed in Schedule 4.10.(b), which have been assigned to Buyer hereunder.

2.1.(c) Deferred Revenue. All deferred revenue liabilities related to work-in-process at the Closing (“Deferred Revenue”).

    2.2        Liabilities Not to be Assumed. Except as and to the extent specifically set forth in Section 2.1, Buyer is not assuming any Liabilities of Company and all such Liabilities which are not Assumed Liabilities shall be and remain the responsibility of Company. Notwithstanding the provisions of Section 2.1, Buyer is not assuming, and Company shall not be deemed to have transferred to Buyer, the following Liabilities of Company:

    2.2.(a)       Taxes Arising from Transaction. Any Federal, foreign, state or other taxes applicable to, imposed upon or arising out of the sale or transfer of the Purchased Assets to Buyer and the other transactions contemplated by this Agreement, including but not limited to any income, transfer, sales, use, gross receipts or documentary stamp taxes.

    2.2.(b)       Income, Sales and Franchise Taxes. Any Liability of Company for Federal income taxes and any state or local income, profit, sales or franchise taxes (and any penalties or interest due on account thereof).

2.2.(c) Insured Claims. Any Liability of Company which Company is insured against, to the extent such Liability is or will be paid by an insurer.

2.2.(d) Warranty and Rework. All product or service warranty, rework or return Liabilities of Company on products produced, or services rendered, by Company prior to the Closing.

    2.2.(e)       Litigation Matters. Any Liability with respect to any action, suit, proceeding, arbitration, investigation or inquiry, whether civil, criminal or administrative (“Litigation”) whether or not described in Schedule 4.9.

2.2.(f) Infringements. Any Liability to a third party for infringement of such third party’s Trade Rights.

2.2.(g) Transaction Expenses. All Liabilities for commissions, fees and legal and other advisor costs incurred by Company in connection with the negotiation and preparation of this Agreement.

    2.2.(h)       Liability For Breach. Liabilities of Company for any breach or failure to perform any of Company’s covenants and agreements contained in, or made pursuant to, this Agreement, or, prior to the Closing Date, any other contract, whether or not assumed hereunder, including breach arising from assignment of contracts hereunder without consent of third parties.

2.2.(i) Liabilities to Affiliates. Except pursuant to the Company Sublease, Liabilities of Company to its present or former Affiliates.

    2.2.(j)       Violation of Laws or Orders. Liabilities of Company for any violation of or failure to comply with any statute, law, ordinance, rule or regulation (collectively, “Laws”) or any order, writ, injunction, judgment, plan or decree (collectively, “Orders”) of any court, arbitrator, department, commission, board, bureau, agency, authority, instrumentality or other body, whether federal, state, municipal, foreign or other (collectively, “Government Entities”).

    2.2.(k)       Employees. Any Liability of Company relating to employees of Company, including, without limitation, any Liability of Company under or with respect to any employee benefit plan, program, contract or arrangement of Company covering past or present employees of Company and their beneficiaries or imposed by law as a result of the transactions contemplated hereby.

3.     PURCHASE PRICE – PAYMENT

    3.1        Purchase Price. The purchase price (the "Purchase Price") for the Purchased Assets shall be (i) the assumption of the Assumed Liabilities and (ii) the Cash Purchase Price (as hereinafter defined).

    3.2        Payment of Purchase Price. The Purchase Price shall be paid by Buyer as follows:

3.2.(a) Assumption of Liabilities. At the Closing, Buyer shall deliver to Company such documents and instruments as are reasonably required to evidence the assumption of the Assumed Liabilities.

3.2.(b) Cash to Company. At the Closing, Buyer shall deliver, or cause to be delivered, to Company the Cash Purchase Price, less the Escrow Amount (as hereinafter defined).

    3.2.(c)       Cash to Escrow Agent. At the Closing, Buyer shall deliver, or cause to be delivered, to the Escrow Agent under the Escrow Agreement (both as hereinafter defined), $500,000 of the Cash Purchase Price (the “Escrow Amount”).

3.2.(d) Method of Payment. All payments under this Section 3.2 shall be made by wire transfer of immediately available funds to the appropriate account designated in Schedule 3.2.(d).

    3.3        Determination of Cash Purchase Price. As used herein, the term “Cash Purchase Price” shall mean $4,000,000 less the net amount, if any, of (a) the Deferred Revenue over (b) the sum of the work-in-process of Company at the Closing that has not been billed to clients/customers prior to the Closing (“Unbilled WIP”) and Prepaids (the “Price Adjustment”). For purposes of determining the Price Adjustment, Company and Buyer shall, prior to Closing, jointly prepare and agree on detailed schedules of the Deferred Revenue, Unbilled WIP and Prepaids as of the day prior to Closing (which shall form a part of Schedule 4.19). In connection with the foregoing determination, Company shall provide Buyer with full and complete access to the books and records of Company and shall provide to Buyer such other information and detail as Buyer shall reasonably request.

    3.4        Prorations. Personal property taxes, real property taxes and other taxes, if any, on or with respect to the Purchased Assets shall be prorated as of the Closing Date on the basis of net taxes for the calendar year 2004. All other items normally prorated in transactions of this kind (i.e., rents, utility bill, etc.) will also be prorated as of the Closing Date. With respect to all such prorations, Company is liable to the extent such items relate to any time period up to and including the Closing Date and Buyer will be liable to the extent such items relate to periods on or subsequent to the Closing Date.

    3.5        Allocation of Purchase Price. The aggregate Purchase Price (including the assumption by Buyer of the Assumed Liabilities) shall be allocated among the Purchased Assets for tax purposes as set forth in Schedule 3.5. Company and Buyer covenant and agree that they will follow and use such allocation in all tax returns, filings or other related reports made by them to any governmental agencies and will not take any position for tax purposes or otherwise that is inconsistent with such allocation. Buyer and Company will disclose their respective Internal Revenue Service (“IRS”) Forms 8594 to the other ten (10) days prior to filing with the IRS.

4.     REPRESENTATIONS AND WARRANTIES OF COMPANY

        Company makes the following representations and warranties to Buyer, each of which is true and correct on the date hereof, shall remain true and correct to and including the Closing Date, shall be unaffected by any investigation heretofore or hereafter made by Buyer, or any knowledge of Buyer other than as specifically disclosed in the Disclosure Schedule (as hereinafter defined) delivered to Buyer at the time of the execution of this Agreement, and shall survive the Closing of the transactions provided for herein.

    4.1        Company.

4.1.(a) Organization. Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of California.

    4.1.(b)       Power. Company has all requisite power and authority to own, operate and lease its properties, to carry on its business as and where such is now being conducted, to enter into this Agreement and the other documents and instruments to be executed and delivered by Company pursuant hereto and to carry out the transactions contemplated hereby and thereby.

    4.1.(c)       Qualification. Company is duly licensed or qualified to do business as a limited liability company, and is in good standing, in each jurisdiction wherein the character of its properties which are Purchased Assets or the nature of the Business makes such licensing or qualification necessary; such jurisdictions are listed in Schedule 4.1.(c).

4.1.(d) No Subsidiaries. No portion of the Business is conducted by Company by means of any subsidiary or any other interest in any corporation, partnership or other entity.

    4.2        Authority. The execution and delivery of this Agreement and the other documents and instruments to be executed and delivered by Company pursuant hereto and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the Members of Company. No other or further act or proceeding on the part of Company or the Members is necessary to authorize this Agreement or the other documents and instruments to be executed and delivered by Company pursuant hereto or the consummation of the transactions contemplated hereby and thereby. This Agreement constitutes, and when executed and delivered, the other documents and instruments to be executed and delivered by Company pursuant hereto will constitute, valid binding agreements of Company, enforceable in accordance with their respective terms, except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, and by general equitable principles.

    4.3        No Violation. Except as set forth on Schedule 4.3, neither the execution and delivery of this Agreement or the other documents and instruments to be executed and delivered by Company pursuant hereto, nor the consummation by Company of the transactions contemplated hereby and thereby (a) will violate any Law or Order applicable to Company, (b) except for the approval of the transfer from Company to Buyer of the Company’s National Committee for Quality Assurance (“NCQA”) certifications for Medicare Health Outcomes Survey (“Medicare HOS”) and all other components of the Health Plan Employer Data and Information Set (“HEDIS,” and together with Medicare HOS, the “NCQA Certifications”), will require any authorization, consent, approval, exemption or other action by or notice to any Government Entity (including, without limitation, under any “plant-closing” or similar law), or (c) subject to obtaining the consents referred to in Schedule 4.3, will violate or conflict with, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or will result in the termination of, or accelerate the performance required by, or result in the creation of any Lien (as hereinafter defined), upon any of the assets of Company under, any term or provision of (i) the articles of organization/formation or operating or LLC agreement of Company or (ii) any contract, commitment, understanding, arrangement, agreement or restriction of any kind or character to which Company is a party or by which Company or any of its assets or properties may be bound or affected.

    4.4        Financial Statements. Included as Schedule 4.4 are true and complete copies of the financial statements of Company consisting of (i) unaudited balance sheets of Company as of December 31, 2004 and 2003, and the related unaudited statements of income for the years then ended and the related unaudited statement of cash flow for the year ended December 31, 2004 (including the notes contained therein or annexed thereto) and (ii) an unaudited balance sheet of Company as of April 30, 2005 (the “Recent Balance Sheet”), and the related unaudited statement of income for the four months then ended. All of such financial statements (including all notes and schedules contained therein or annexed thereto) are true, complete and accurate, have been prepared in accordance with the books and records of Company, and fairly present the assets, liabilities and financial position, the results of operations and cash flows of Company as of the dates and for the year and period indicated.

    4.5        Tax Matters.

    4.5.(a)       Provision for Taxes. No provision (other than the accrual for distributions to be made to Members as a result of the Members’ status as members of Company to allow such Members to pay their personal federal and state income taxes (using a combined tax rate not in excess of 50%) on the net income of Company for the period between December 22, 1997 and the Closing Date (the “LLC Distributions”)) for income taxes has been made on the Recent Balance Sheet because Company is a limited liability company and Company has never paid or been subject to any income tax and does not owe and is not otherwise liable for any income tax for any period prior to the Closing Date. Since the date of the Recent Balance Sheet, Company has not incurred any taxes other than non-income taxes incurred in the ordinary course of business consistent with past practices of Company and other than as set forth in Schedule 4.5.(a).

    4.5.(b)       Tax Returns. Except as set forth in Schedule 4.5(b): (i) all state, foreign, county, local and other tax returns required to be filed by or on behalf of Company in any jurisdiction required to be listed in Schedule 4.1.(c) or any political subdivision thereof, have been timely filed and the taxes paid or adequately accrued; (ii) Company has duly withheld and paid all taxes which it is required to withhold and pay relating to salaries and other compensation heretofore paid to the employees of Company; and (iii) Company has not received any notice of underpayment of taxes or other deficiency which has not been paid and there are outstanding no agreements or waivers extending the statutory period of limitations applicable to any tax return or report required to have been filed by Company in any jurisdiction required to be listed in Schedule 4.1.(c) or any political subdivision thereof.

    4.6        Work-In-Process. All work-in-process of Company constitutes items in process of production pursuant to contracts or open orders taken in the ordinary course of business, from regular customers/clients of Company with no recent history of credit problems with respect to Company; neither Company nor, to Company’s knowledge, any such customer/client is in material breach of the terms of any obligation to the other, and, to Company’s knowledge, no valid grounds exist for any set-off of amounts billable to such customers on the completion of orders to which work-in-process relates. All work-in-process of Company is of a quality ordinarily produced in accordance with the requirements of the orders to which such work-in-process is identified and such work-in-process meets all deliverable requirements in all material respects and satisfies in all material respects all contractual time and scope standards.

    4.7        Absence of Certain Material Changes. Except as and to the extent set forth in Schedule 4.7, since the date of the Recent Balance Sheet there has not been:

4.7.(a) No Material Adverse Change. Any material adverse change in the financial condition, assets, Liabilities, business, prospects or operations of Company;

    4.7.(b)       No Material Damage. Any loss, damage or destruction, whether covered by insurance or not, having, or reasonably expected to have, a material adverse effect upon the Business or the Purchased Assets;

    4.7.(c)       No Nonordinary Commitments. Any commitment or transaction by Company (including, without limitation, any borrowing or capital expenditure) other than in the ordinary course of business consistent in amount and nature with past practice;

    4.7.(d)       No Nonordinary Disposition of Property. Any sale, lease or other transfer or disposition of any properties or assets of Company, except for the sale of inventory items in the ordinary course of business consistent in amount and nature with past practice;

4.7.(e) No Indebtedness. Any indebtedness for borrowed money incurred, assumed or guaranteed by Company;

4.7.(f) No Liens. Any Lien made on any of the properties or assets of Company other than mechanics’ and materialmen’s liens arising in the ordinary course of business;

    4.7.(g)       No Amendment of Contracts. Any entering into, amendment or termination by Company of any Contract, or any waiver of material rights thereunder, other than in the ordinary course of business consistent with past practice;

    4.7.(h)       Loans and Advances. Any loan or advance by Company (other than advances to employees in the ordinary course of business for travel, entertainment or other business expenses in accordance with past practice);

    4.7.(i)       Credit and Price Concessions. Any grant of credit or price concessions to any customer/client on terms or in amounts more favorable than those which have been extended to such customer/client in the past, any other change in the terms of any credit or price concessions heretofore extended, or any other change of Company’s policies or practices with respect to the granting of credit or price concessions;

4.7.(j) No Labor Disputes. Any labor dispute or disturbance, other than routine individual grievances which are not material to the financial condition or results of operations of Company;

    4.7.(k)       No Increase in Compensation. Any increase in the compensation, salaries or wages payable or to become payable to any employee or agent of Company (including, without limitation, any increase or change pursuant to any bonus, pension, profit sharing, retirement or other plan or commitment), or any bonus or other employee benefit granted, made or accrued;

    4.7.(l)       No Distributions. Any declaration, setting aside, or payment of any dividend or any other distribution in respect of Company’s equity interests, except for the LLC Distributions; any redemption, purchase or other acquisition by Company of any equity interest of Company, or any security relating thereto; or any other payment to any member of Company as such a member;

4.7.(m) No Accounting Change. Any change in accounting methods or practices affecting any of the properties or assets of Company;

4.7.(n) No Unusual Events. Any other event or condition not in the ordinary course of business of Company; or

4.7.(o) Agreements. Any agreements entered into to do any of the foregoing.

    4.8        Absence of Undisclosed Liabilities. Except as and to the extent specifically disclosed in the Recent Balance Sheet or in Schedule 4.8 and except for Liabilities not being assumed by Buyer under this Agreement, Company does not have any Liabilities, other than commercial liabilities and obligations incurred since the date of the Recent Balance Sheet in the ordinary course of business and consistent in amount and nature with past practice and none of which has or will have a material adverse effect on the financial condition or results of operations of Company. Except as and to the extent described in the Recent Balance Sheet or in Schedule 4.8 and except for Liabilities not being assumed by Buyer under this Agreement, Company has no knowledge of any basis for the assertion against Company of any Liability, and there are no circumstances, conditions, happenings, events or arrangements, contractual or otherwise, which may give rise to such Liabilities, except commercial liabilities and obligations incurred in the ordinary course of the Business and consistent in amount and nature with past practice.

    4.9        No Litigation. Except as set forth in Schedule 4.9, there is no Litigation pending or, to Company’s knowledge, threatened against Company or its Members or officers (in such capacities), the Business or the Purchased Assets, nor does Company know, or have grounds to know, of any basis for any Litigation. Schedule 4.9 also identifies all Litigation to which Company or any of its Members or officers have been parties since January 1, 2001, including current status thereof. Except as set forth in Schedule 4.9, neither Company, the Purchased Assets nor the Assumed Liabilities is subject to any Order of any Government Entity.

    4.10        Compliance With Laws and Orders.

    4.10.(a)       Compliance. Except as set forth in Schedule 4.10.(a), Company (including each and all of its operations, practices, properties and assets) is in compliance with all applicable Laws and Orders, including, without limitation, those applicable to discrimination in employment, occupational safety and health, trade practices, competition and pricing, product warranties, employment, retirement and labor relations, product advertising, storage, use and handling of toxic and chemical substances and pollution, discharge, handling, disposal and emission of wastes, materials and gases into the environment, other than Laws which, if violated by Company would not have a material adverse effect on the Business. Except as set forth in Schedule 4.10.(a), Company has not received notice of any violation or alleged violation of, and is subject to no Liability for past or continuing violation of, any Laws or Orders with respect to the operations of the Business. All reports, registrations and returns required to be filed by Company with any Government Entity have been filed, and were accurate and complete when filed. Company has not been required to file any reports during the past five (5) years under the federal Occupational Safety and Health Act of 1970, as amended, or under any other applicable health and safety laws and regulations, with respect to the operations of the Business.

    4.10.(b)       Permits. Company has all Permits of all Government Entities and of all certification organizations required for the conduct of the Business and the operation of Company’s facilities. All such Permits are described in Schedule 4.10.(b), are in full force and effect and, subject to obtaining NCQA’s approval of the transfer from Company to Buyer of Company’s NCQA Certifications, are assignable to Buyer in accordance with the terms hereof. Except as set forth in Schedule 4.10.(b), Company (including its operations, properties and assets) is and has been in compliance in all material respects with all such Permits.

    4.11        Title to and Condition of Properties.

    4.11.(a)       Marketable Title. Company has good and marketable title to all the Purchased Assets, free and clear of all mortgages, liens (statutory or otherwise), security interests, claims, pledges, licenses, equities, options, conditional sales contracts, assessments, levies, covenants, reservations, restrictions, exceptions, limitations, charges or encumbrances of any nature whatsoever (collectively, “Liens”), except those described in Schedule 4.11.(a). Subject to obtaining the consents referred to in Schedule 4.3 and NCQA’s approval of the transfer from Company to Buyer of the Company’s NCQA Certifications, none of the Purchased Assets are subject to any restrictions with respect to the transferability thereof and Company’s title thereto will not be affected in any way by the transactions contemplated by this Agreement. Subject to obtaining the consents referred to in Schedule 4.3 and NCQA’s approval of the transfer from Company to Buyer of the Company’s NCQA Certifications, Company has complete and unrestricted power and right to sell, assign, convey and deliver the Purchased Assets to Buyer as contemplated hereby. At the Closing, Buyer will receive good and marketable title to all the Purchased Assets, free and clear of all Liens of any nature whatsoever.

    4.11.(b)       Condition. Except as set forth in Schedule 4.11.(b), all tangible property and assets constituting Purchased Assets hereunder are in good operating condition and repair, free from any defects (except such minor defects as do not interfere with the use thereof in the conduct of the Business by Company), have been maintained consistent with the standards generally followed in the industry and are sufficient to carry on the Business as conducted by Company during the preceding 12 months. Except as set forth in Schedule 4.11(b), all buildings and other structures utilized by Company are in good condition and repair and have no structural defects or defects affecting the plumbing, electrical, sewerage or heating or air conditioning systems.

    4.11.(c)       Real Property. Company owns no real property and the only real property used or occupied by Company (the “Real Property”) consists of the property subject to the Company Sublease and the Home Office Understanding. There is no claim of adverse possession or prescriptive rights involving any of the Real Property. Company does not have any notice or knowledge of any underground storage tanks, or any structural, mechanical, or other defects of material significance affecting any Real Property or the systems or improvements thereat.

    4.12        Insurance. Set forth in Schedule 4.12 is a complete and accurate list and description of all policies of fire, liability, product liability, and other forms of property or liability insurance presently in effect with respect to the Business or the Purchased Assets, true and correct copies of which have heretofore been delivered to Buyer. All such policies are valid, outstanding and enforceable policies. No notice of cancellation or termination has been received with respect to any such policy, and Company has no knowledge of any act or omission of Company which could result in cancellation of any such policy prior to its scheduled expiration date. Company has duly and timely made all claims it has been entitled to make under each policy of insurance. There is no claim by Company pending under any such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies, and Company knows of no basis for denial of any claim under any such policy. Company has not received any written notice from or on behalf of any insurance carrier issuing any such policy that insurance rates therefor will hereafter be substantially increased (except to the extent that insurance rates may be increased for all similarly situated risks) or that there will hereafter be a cancellation or an increase in a deductible (or an increase in premiums in order to maintain an existing deductible) or nonrenewal of any such policy. Such policies are sufficient in all material respects for compliance by Company with all material requirements of Law and with the requirements of all material contracts to which Company is a party.

    4.13        Contracts and Commitments.

    4.13.(a)       Personal Property Leases. Except as set forth in Schedule 1.1.(b), Company has no leases of personal property involving consideration or other expenditure in excess of $5,000 or involving performance over a period of more than three months.

4.13.(b) Real Property Leases. Except for the Company Sublease and the Home Office Understanding, Company has no leases of Real Property.

    4.13.(c)       Purchase Commitments. Except as set forth in Schedule 4.13.(c), Company has no purchase commitments for inventory items or supplies in excess of three months normal usage, or which are at an excessive price.

    4.13.(d)       Sales Commitments. Except as set forth in Schedule 1.1.(e), Company has no sales contracts, commitments or orders to or with customers/clients. No such contracts or commitments are for a sales price which would reasonably be expected to result in a loss to Company. Company has no sales contracts or commitments, except those made in the ordinary course of business, at arm’s length. The dollar value and specifications of the Contracts described in Schedule 1.1.(e) are true and correct. Schedule 1.1.(e) also sets forth the true and correct customer/client balances and the work performed to date for each of the Contracts.

4.13.(e) Subcontracting. Except for the Support Understanding, Company has no subcontracting agreements, understandings, contracts or commitments (written or oral).

    4.13.(f)       Contracts with Affiliates and Certain Others. Except for the Company Sublease, Company has no agreement, understanding, contract or commitment (written or oral) with any Affiliate or any other officer, employee, agent or consultant that is not cancelable by Company on notice of not longer that 30 days without liability, penalty or premium of any nature or kind whatsoever.

4.13.(g) Powers of Attorney. Company has not given a power of attorney, which is currently in effect, to any person for any purpose whatsoever.

    4.13.(h)       Loan Agreements. Except as set forth in Schedule 4.13.(h), Company is not obligated under any loan agreement, promissory note, letter of credit or other evidence of indebtedness as a signatory, guarantor or otherwise, which obligation constitutes or gives rise or could by its terms, through the giving of notice or any other events short of judgment by a court, give rise to a Lien against any Purchased Asset.

    4.13.(i)       Guarantees. Except as disclosed on Schedule 4.13.(i), Company has not guaranteed the payment or performance of any person, agreed to indemnify any person or act as a surety, or otherwise agreed to be contingently or secondarily liable for the obligations of any person.

4.13.(j) Contracts Subject to Renegotiation. Company is not a party to any contract with any governmental body which is subject to renegotiation.

4.13.(k) Sales Promotion. Company has no agreements or commitments for survey sales promotion, marketing and/or services to potential clients of the Business.

    4.13.(l)       Restrictive Agreements. Except as set forth on Schedule 4.13.(l), Company is not a party to nor is it bound by any agreement, deed, lease or other instrument that is so burdensome as to materially affect or impair the operation of the Business. Without limiting the generality of the foregoing, Company is not a party to nor is it bound by any such agreement requiring Company to assign any interest in any trade secret or proprietary information, or prohibiting or restricting Company in its operation of the Business from competing in any business or geographical area or soliciting customers or otherwise restricting it from carrying on the Business anywhere in the world.

    4.13.(m)       Other Material Contracts. Company has no lease, license, contract or commitment of any nature involving consideration or other expenditure in excess $5,000, or involving performance over a period of more than three months, or which is otherwise individually material to the operations of Company, except as explicitly described in Schedule 4.13.(m) or in any other Schedule.

    4.13.(n)       No Default. Company is not in default under any lease, license, contract or commitment, nor has any event or omission occurred which through the passage of time or the giving of notice, or both, would constitute a default thereunder or cause the acceleration of any of Company’s obligations or result in the creation of any Lien on any Purchased Asset. To Company’s knowledge, no third party is in default under any such lease, contract or commitment to which Company is a party, nor has any event or omission occurred which, through the passage of time or the giving of notice, or both, would constitute a default thereunder, or give rise to an automatic termination, or the right of discretionary termination thereof.

    4.14        Employee Benefit Plans.

    4.14.(a)       Terminations, Proceedings, Penalties, etc. With respect to each employee benefit plan (including, without limitation, all pension, thrift, savings, profit sharing, retirement, incentive bonus or other bonus, medical, dental, life, accident insurance, benefit, employee welfare, disability, group insurance, stock purchase, stock option, stock appreciation, stock bonus, executive or deferred compensation, hospitalization and other similar fringe or employee benefit plans, programs and arrangements, and any employment or consulting contracts, “golden parachutes,” collective bargaining agreements, severance agreements or plans, vacation and sick leave plans, programs, arrangements and policies, including, without limitation, all “employee benefit plans” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), all employee manuals, and all written or binding oral statements of policies, practices or understandings relating to employment, which are provided to, for the benefit of, or relate to, any persons employed by Company in its operation of the Business (hereinafter sometimes referred to collectively as “Employee Plans/Agreements,” and each individually as an “Employee Plan/Agreement”) that is subject to the provisions of Title IV of ERISA and with respect to which Company or any of its assets may, directly or indirectly, be subject to any Liability, contingent or otherwise, or the imposition of any Lien (whether by reason of the complete or partial termination of any such plan, the funded status of any such plan, any “complete withdrawal” (as defined in Section 4203 of ERISA) or “partial withdrawal” (as defined in Section 4205 of ERISA) by any person from any such plan, or otherwise):

(i) no such plan has been terminated so as to subject, directly or indirectly, any Purchased Assets to any Liability or the imposition of any Lien under Title IV of ERISA;

(ii) no proceeding has been initiated or threatened by any person (including the Pension Benefit Guaranty Corporation (“PBGC”)) to terminate any such plan;

    (iii)       no condition or event currently exists or currently is expected to occur that could subject, directly or indirectly, any Purchased Assets to any Liability or the imposition of any Lien under Title IV of ERISA, whether to the PBGC or to any other person or otherwise on account of the termination of any such plan;

    (iv)       if any such plan were to be terminated as of the Closing Date, no Purchased Assets would be subject, directly or indirectly, to any Liability or the imposition of any Lien under Title IV of ERISA;

(v) no “reportable event” (as defined in Section 4043 of ERISA) has occurred with respect to any such plan;

    (vi)       no such plan which is subject to Section 302 of ERISA or Section 412 of the Internal Revenue Code of 1986, as amended (the “Code”), has incurred any “accumulated funding deficiency” (as defined in Section 302 of ERISA and Section 412 of the Code, respectively), whether or not waived; and

(vii) no such plan is a multiemployer plan or a plan described in Section 4064 of ERISA.

    4.14.(b)       Prohibited Transactions, etc. There have been no “prohibited transactions” within the meaning of Section 406 or 407 of ERISA or Section 4975 of the Code for which a statutory or administrative exemption does not exist with respect to any Employee Plan/Agreement, and no event or omission has occurred in connection with which the Business or any of the Purchased Assets or any Employee Plan/Agreement, directly or indirectly, could be subject to any liability under ERISA, the Code or any other Law or Order applicable to any Employee Plan/Agreement, or under any agreement, instrument, statute, Law or Order pursuant to which Company has agreed to indemnify or is required to indemnify any person against liability incurred under any such Law or Order. The consummation of the transactions contemplated by this Agreement, will not result in any prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available.

    4.14.(c)       Controlled Group; Affiliated Service Group; Leased Employees. Company is not and never has been a member of a controlled group of corporations as defined in Section 414(b) of the Code or in common control with any unincorporated trade or business as determined under Section 414(c) of the Code. Company is not and never has been a member of an “affiliated service group” within the meaning of Section 414(m) of the Code. There are not and never have been any leased employees within the meaning of Section 414(n) of the Code who perform services for the Business, and no individuals are expected to become leased employees with the passage of time.

    4.15        Trade Rights. Schedule 4.15 lists all Trade Rights of the type described in clauses (i), (ii), (iii) or (iv) of Section 1.1.(d) in which Company has any interest, specifying whether such Trade Rights are owned, controlled, used or held (under license or otherwise) by Company, and also indicating which of such Trade Rights are registered. All Trade Rights shown as registered in Schedule 4.15 have been properly registered, all pending registrations and applications have been properly made and filed and all annuity, maintenance, renewal and other fees relating to registrations or applications are current. In order to conduct the Business, as such is currently being conducted or proposed to be conducted, Company does not require any Trade Rights that it does not already have. Company is not infringing and has not infringed any Trade Rights of another in the operation of the Business, nor, to Company’s knowledge, is any other person infringing the Trade Rights of Company. Except as set forth on Schedule 4.15, Company has not granted any license or made any assignment of any Trade Right listed on Schedule 4.15, and no other person has any right to use any such Trade Right. Except as set forth on Schedule 4.15, Company does not pay any royalties or other consideration for the right to use any Trade Rights of others. There is no Litigation pending or, to Company’s knowledge, threatened to challenge Company’s right, title and interest with respect to its continued use and right to preclude others from using any Trade Rights of Company. All registered Trade Rights of Company are valid, enforceable and in good standing and all other Trade Rights of Company are valid, enforceable and in good standing to the extent of common law rights with respect thereto and, to the knowledge of Company, there are no equitable defenses to enforcement based on any act or omission of Company. The consummation of the transactions contemplated by this Agreement will not alter or impair any Trade Rights of Company.

    4.16        Customers/Clients. Company has no knowledge or information of any facts indicating, nor any other reason to believe, that any of its customers/clients will or will not continue to be customers/clients after the Closing at substantially the same level of purchases as heretofore, except as otherwise set forth in Schedule 4.16.

    4.17        Warranty. Schedule 4.17 contains a true, correct and complete copy of Company’s standard warranty or warranties for sales of products of Company and services rendered by Company and, except as stated in Schedule 4.17, there are no warranties, commitments or obligations with respect to the return, repair, rework or replacement of products or services of Company. Schedule 4.17 sets forth the estimated aggregate annual cost to Company of performing warranty obligations for customers/clients of Company for each of the three (3) preceding fiscal years and the current fiscal year to the date of the Recent Balance Sheet.

    4.18        Affiliates’Relationships to Company.

    4.18.(a)       Contracts With Affiliates. All leases, contracts, agreements or other arrangements between Company and any Affiliate are described on Schedule 4.18.(a), except for the Company Sublease, the Home Office Understanding and the Support Understanding.

    4.18.(b)       No Adverse Interests. Except as disclosed on Schedule 4.18.(b), no Affiliate has any direct or indirect interest in (i) any entity which does business with Company in connection with the operation of, or is competitive with, the Business, or (ii) any property, asset or right which is used by Company in the conduct of the Business.

    4.19        Accounts Receivable; Prepaids; Deferred Revenue; Unbilled WIP. All accounts receivable, Prepaids, Deferred Revenue and Unbilled WIP of Company reflected on the Recent Balance Sheet, and as incurred in the normal course of operating the Business since the date thereof, represent arm’s-length sales actually made in the ordinary course of business; are collectible (net of the reserves shown on the Recent Balance Sheet for doubtful accounts) in the ordinary course of business without the necessity of commencing legal proceedings; are subject to no counterclaim or setoff; and are not in dispute. Schedule 4.19 contains an aged schedule of accounts receivable included in the Recent Balance Sheet. Schedule 4.19 also contains a schedule, as of the day prior to Closing, of all existing/outstanding accounts receivable, Prepaids, Deferred Revenue and Unbilled WIP of Company.

    4.20        Labor Matters. Except as set forth in Schedule 4.20, since January 1, 2001 Company has not experienced any labor disputes, union organization attempts or any work stoppage due to labor disagreements. Except to the extent set forth in Schedule 4.20, (a) Company is in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and is not engaged in any unfair labor practice; (b) there is no unfair labor practice charge or complaint against Company pending or, to Company’s knowledge, threatened; (c) there is no labor strike, dispute, request for representation, slowdown or stoppage actually pending or, to Company’s knowledge, threatened against or affecting Company nor, to Company’s knowledge, any secondary boycott with respect to products of Company; (d) no question concerning representation has been raised or is, to Company’s knowledge, threatened respecting the employees of Company; (e) no grievance which might have a material adverse effect on the Business, nor any arbitration proceeding arising out of or under collective bargaining agreements, is pending and, to Company’s knowledge, no such claim therefor exists; and (f) there are no administrative charges or court complaints against Company concerning alleged employment discrimination or other employment related matters pending or, to Company’s knowledge, threatened before the U.S. Equal Employment Opportunity Commission or any Government Entity.

    4.21        No Brokers or Finders. Except for Laird Squared, LLC, neither Company nor any of its Members, employees or agents have retained, employed or used any broker or finder in connection with the transaction provided for herein or in connection with the negotiation thereof.

    4.22        Member List. Other than the Members, no person or entity holds any equity interests in Company. Schedule 4.22 sets forth the number and/or percentage of equity interests held by each Member.

    4.23        Employment Compensation. Schedule 4.23 contains a true and correct list of all employees to whom Company is paying compensation, including bonuses and incentives; and in the case of salaried employees such list identifies the current annual rate of compensation for each such employee and in the case of hourly or commission employees identifies certain reasonable ranges of rates and the number of such employees falling within each such range.

    4.24        Disclosure. No representation or warranty by Company in this Agreement or any Disclosure Schedule attached hereto contains or shall contain any untrue statement of material fact or omits or shall omit a material fact necessary to make the statements contained therein not misleading. All statements and information contained in this Agreement and any Disclosure Schedule delivered by or on behalf of Company shall be deemed representations and warranties by Company.

5.     REPRESENTATIONS AND WARRANTIES OF BUYER

        Buyer makes the following representations and warranties to Company, each of which is true and correct on the date hereof, shall remain true and correct to and including the Closing Date, shall be unaffected by any investigation heretofore or hereafter made by Company or any notice to Company, and shall survive the Closing of the transactions provided for herein.

    5.1        Corporate.

5.1.(a) Organization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Wisconsin.

    5.1.(b)       Corporate Power. Buyer has all requisite corporate power to enter into this Agreement and the other documents and instruments to be executed and delivered by Buyer and to carry out the transactions contemplated hereby and thereby.

    5.2        Authority. The execution and delivery of this Agreement and the other documents and instruments to be executed and delivered by Buyer pursuant hereto and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of Buyer. No other corporate act or proceeding on the part of Buyer or its shareholders is necessary to authorize this Agreement or the other documents and instruments to be executed and delivered by Buyer pursuant hereto or the consummation of the transactions contemplated hereby and thereby. This Agreement constitutes, and when executed and delivered, the other documents and instruments to be executed and delivered by Buyer pursuant hereto will constitute, valid and binding agreements of Buyer, enforceable in accordance with their respective terms, except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors’ rights generally, and by general equitable principles.

    5.3        No Violation. Neither the execution and delivery of this Agreement or the other documents and instruments to be executed and delivered by Buyer pursuant hereto, nor the consummation by Buyer of the transactions contemplated hereby and thereby (a) will violate any Law or Order applicable to Buyer or (b) will require any authorization, consent, approval, exemption or other action by or notice to any Government Entity (including, without limitation, under any “plant-closing” or similar law).

    5.4        No Brokers or Finders. Neither Buyer nor any of its directors, officers, employees or agents have retained, employed or used any broker or finder in connection with the transaction provided for herein or in connection with the negotiation thereof.

    5.5        Disclosure. No representation or warranty by Buyer in this Agreement, nor any statement, certificate, schedule, document or exhibit hereto furnished or to be furnished by or on behalf of Buyer pursuant to this Agreement or in connection with transactions contemplated hereby, contains or shall contain any untrue statement of material fact or omits or shall omit a material fact necessary to make the statements contained therein not misleading.

6.     RELATED MATTERS

    6.1        Noncompetition; Confidentiality. Subject to the Closing, and as an inducement to Buyer to execute this Agreement and complete the transactions contemplated hereby, and in order to preserve the goodwill associated with the Business being acquired pursuant to this Agreement, and in addition to and not in limitation of any covenants contained in any agreement executed and delivered pursuant to Section 6.3, Company and, with respect to Sections 6.1.(b) and (c), each Member, hereby covenants and agrees as follows:

6.1.(a) Covenant Not to Compete. For a period of three (3) years from the Closing Date, Company will not, directly or indirectly:

    (i)        engage in, continue in or carry on any business which competes with the Business, or is substantially similar thereto, including owning or controlling any financial interest in any corporation, partnership, firm or other form of business organization which is so engaged;

    (ii)        consult with, advise or assist in any way, whether or not for consideration, any corporation, partnership, firm or other business organization which is now or becomes a competitor of Buyer in any aspect with respect to the Business, including, but not limited to, advertising or otherwise endorsing the products of any such competitor; soliciting customers or otherwise serving as an intermediary for any such competitor; loaning money or rendering any other form of financial assistance to or engaging in any form of business transaction with any such competitor;

    (iii)        solicit for employment any person who is or was employed by Buyer during the then immediately preceding twelve (12) months, or actively induce or otherwise assist any other person or entity in soliciting for employment any person who is or was employed by Buyer during the then immediately preceding twelve (12) months, without the prior written consent of Buyer;

    (iv)        solicit, request or seek any business from any then current client, customer or vendor of the Business or Buyer or from any client, customer or vendor of the Business or Buyer during the two-year period prior to the Closing Date, or request, induce or advise any such clients, customers and vendors to withdraw, curtail or cancel their business with the Business or Buyer; or

(v) engage in any practice the purpose of which is to evade the provisions of this covenant not to compete;

provided, however, that the foregoing shall not prohibit (x) the ownership of securities of corporations which are listed on a national securities exchange or traded in the national over-the-counter market in an amount which shall not exceed 5% of the outstanding shares of any such corporation or (y) Company from performing its obligations under Section 6.9 of this Agreement. The parties agree that, since the scope of the Business and the business of Buyer is being, and will continue to be, carried on throughout the United States and Canada, the geographic scope of this covenant not to compete shall extend throughout the United States and Canada. The parties agree that Buyer may sell, assign or otherwise transfer this covenant not to compete, in whole or in part, to any person, corporation, firm or entity that purchases all or part of the Business or the Purchased Assets. In the event a court of competent jurisdiction determines that the provisions of this covenant not to compete are excessively broad as to duration, geographical scope or activity, it is expressly agreed that this covenant not to compete shall be construed so that the remaining provisions shall not be affected, but shall remain in full force and effect, and any such over broad provisions shall be deemed, without further action on the part of any person, to be modified, amended and/or limited, but only to the extent necessary to render the same valid and enforceable in such jurisdiction.

    6.1.(b)       Covenant of Confidentiality. Company and each Member shall not at any time subsequent to the Closing Date, except as explicitly requested by Buyer, (i) use for any purpose, (ii) disclose to any person, or (iii) keep or make copies of documents, tapes, discs or programs containing, any confidential information concerning the Business, the Purchased Assets or the Assumed Liabilities, except those described in Section 1.2 or those reasonably required to perform obligations under this Agreement or relating to Liabilities not Assumed Liabilities hereunder. For purposes hereof, “confidential information” shall mean and include, without limitation, all of company’s Trade Rights, client/customer lists and client/customer information, and algorithms, formulas, patterns, compilations, programs, devices, methods, techniques, processes, computer databases, questionnaire instruments, reporting formats, source codes, computer codes, designs, programs and other computer software, technical information, sales and marketing methods and ideas and other materials and information relating to the products, services and business of Company or the clients or prospective clients thereof, not previously disclosed to the public directly by Company.

    6.1.(c)       Equitable Relief for Violations. Company and each Member agree that the provisions and restrictions contained in this Section 6.1 are necessary to protect the legitimate continuing interests of Buyer in acquiring the Business through the purchase of the Purchased Assets and the assumption of the Assumed Liabilities, and that any violation or breach of these provisions will result in irreparable injury to Buyer for which a remedy at law would be inadequate and that, in addition to any relief at law which may be available to Buyer for such violation or breach and regardless of any other provision contained in this Agreement, Buyer shall be entitled to injunctive and other equitable relief as a court may grant after considering the intent of this Section 6.1.

    6.2        Change and Use of Name. Following the Closing Date, neither Company nor any of its Affiliate shall, without the prior written consent of Buyer, make any use of the names “Geriatric Health Systems” and “GHS” or any other names confusingly similar thereto, except as may be necessary for Company to perform its obligations under Sections 1.3 and 6.9 of this Agreement, pay its Liabilities, prepare tax returns and other reports, and to otherwise wind up and conclude its business.

    6.3        Consulting Agreements. At the Closing, Buyer and Majority Member shall execute and deliver, and Company shall cause Majority Member to execute, a consulting agreement (the “Majority Member Consulting Agreement”), in substantially the form attached hereto as Exhibit A. Company shall use its best efforts to cause Laura Buchanan and Sue Hudson to execute and deliver at the Closing or, if not completed at such time, prior to the California Shutdown (as hereinafter defined), consulting agreements (the “Buchanan/Hudson Consulting Agreements”), in substantially the forms attached hereto as Exhibits B and C, respectively. Failure of Company or of Buyer to secure the execution of one or both of the Buchanan/Hudson Consulting Agreements shall not constitute a breach by Company of this Agreement.

    6.4        Access to Information and Records. After the Closing Date, each party will afford the other party, its counsel, accountants and other representatives, during normal business hours, reasonable access to the books, records and other data in such party’s possession relating directly or indirectly to the properties, liabilities or operations of the Business, with respect to periods prior to the Closing, and the right to make copies and extracts therefrom, to the extent that such access may be reasonably required by the requesting party for any proper business purpose. Each party agrees for a period extending six (6) years after the Closing not to destroy or otherwise dispose of any such records without first offering in writing to surrender such records to the other party, which party shall have ten (10) days after receipt of such offer to agree in writing to take possession thereof.

    6.5        Further Actions. Subject to the terms and conditions hereof, Company, Buyer and each Member shall use their commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, and to cooperate fully with each other with respect to, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including, if necessary, using all commercially reasonable efforts to obtain after the Closing Date all Permits, qualifications and orders of Governmental Entities and parties to Contracts with Company that are necessary for the consummation of the transactions contemplated by this Agreement; provided, however, that none of the Company, its Affiliates, Buyer or Buyer’s affiliates (as hereinafter defined) shall be required to (i) make any material payments or (ii) enter into or amend any contractual arrangements in connection with any obligations of any of them contained in this Section 6.5 in a manner that is materially disadvantageous to the Business. With regard to consents from third parties to the Contracts described in Schedule 4.3, Company shall initiate contact to obtain such consents only in conjunction and cooperation with Buyer.

    6.6        Accounts Receivable. Following the Closing Date, Company shall cease its collection efforts and Buyer shall exercise commercially reasonable efforts to collect, on behalf of Company, the accounts receivable of Company reflected on Schedule 4.19 (the “Closing Date A/Rs”). All payments received by Buyer or Company from customers/clients of Company who have outstanding Closing Date A/Rs shall either be retained by the recipient or promptly remitted to the other party, as the case may be, in accordance with the following procedure: all payments from such customers/clients shall be credited to the specific invoices for which such payments are submitted. Notwithstanding anything contained in this Section 6.6 to the contrary, Buyer shall undertake collection efforts in substantially the same manner following the Closing Date as is customary in the collection of accounts receivable arising in Buyer’s own business prior to the Closing Date, provided that Buyer shall not be required to file suit, employ the services of a collection agency or commence any other official proceeding in order to collect any delinquent accounts included in the Closing Date A/Rs. Buyer shall inform Company in writing, on a monthly basis, of the status of delinquent accounts. Company may elect, at any time, to collect any or all of the Closing Date A/Rs, in which event Buyer shall turn over all materials relating to such receivables (except Buyer shall be entitled to retain copies of all of such records) to Company and cease collection efforts on behalf of Company.

    6.7        NCQA Certifications. As soon as practical after the Closing Date, Company and Majority Member shall use their best efforts to obtain approval from NCQA of the transfer from Company to Buyer of Company’s NCQA Certifications with capacity levels equal to the current certifications.

    6.8        No Dissolution of Company. The Members shall, and Company shall cause the Members to, take all actions necessary so as to not dissolve Company for a period of at least one (1) year after the Closing Date.

    6.9        Transition Services Agreement.

    6.9.(a)       Services to be Provided. During the Services Term (as hereinafter defined), Company shall provide services to Buyer with respect to the production of deliverables to clients/customers of the Business and the processing and payment of payroll and benefits to the employees of Company providing services to Buyer under this Section 6.9 (the “Services”). In connection with the provision of the Services, Company shall retain its employees as of the Closing and continue to utilize Minority Member for the back office support services currently provided to Company pursuant to the Support Understanding. At the Closing, Buyer shall assume control of every other aspect of the Business, including client/customer invoicing and accounts payable. Buyer will also review all payroll related forms and reports prior to distribution. Buyer and Company agree to coordinate their activities under this Section 6.9 and jointly make any Company employee hiring, disciplinary and termination decisions.

    6.9.(b)       Services Term. The “Services Term” shall be from the Closing until the date of the California Shutdown; provided, however, that Buyer and Company may mutually agree to terminate the provision of some or all of the Services prior to the end of the Services Term.

    6.9.(c)       Compensation. Buyer will (i) reimburse Company for all of the costs and expenses of Company for employee compensation, benefits and insurance in providing the Services to Buyer under this Section 6.9, (ii) pay Company a fee of ten percent (10%) of the reimbursement amount under clause (i) above and (iii) reimburse Company for travel and similar out-of-pocket expenses incurred by Company at the specific request of Buyer (with appropriate documentation to be provided to Buyer upon request). Notwithstanding the foregoing, Buyer will only reimburse Company under clause (i) above for any paid time off and/or sick leave of its employees that accrues during the Services Term and Company shall be solely responsible for the amount of paid time off and/or sick leave accrued by the employees of Company as of the Closing. All such reimbursements and payments will be made by Buyer to Company monthly in advance based on the anticipated costs thereof agreed to by Buyer and Company. In the event Buyer terminates some or all of the Services at any time other than the end of any month, Company will promptly remit to Buyer the unearned portion of such compensation (which will be prorated based on a thirty (30) day month).

    6.9.(d)       Indemnification. Buyer will indemnify and hold harmless Company from any loss, cost or expense arising from any and all acts or omissions of Company in connection with the provision of Services under this Section 6.9 absent the negligence, malfeasance or willful misconduct of Company. Company will indemnify and hold harmless Buyer from any loss, cost or expense arising from the negligence, malfeasance or willful misconduct of Company in connection with the provision of Services under this Section 6.9.

    6.9.(e)       Employee Compensation, Benefits and Insurance. During the Services Term, (i) Company will not, without the prior written consent of Buyer, increase the compensation levels or benefits received by Company employees providing the Services to Buyer under this Section 6.9, except for Laura Buchanan and Sue Hudson who will have their salaries increased to the levels set forth in their proposed Buchanan/Hudson Consulting Agreements, and (ii) Company will maintain all employee benefit policies and insurance coverages, including workers compensation insurance, at currently existing levels.

    6.9.(f)       Termination Benefits. Subject to the provisions of Section 6.12, Company shall be solely responsible for, and shall pay or cause to be paid, severance payments and other termination benefits, if any, to its employees who may become entitled to such benefits by reason of any events occurring during the Services Term. If any action on the part of Company prior to the Closing, or if the sale to Buyer of the Business and the assets of Company pursuant to this Agreement or the transactions contemplated hereby, or if the failure by Buyer to hire as a permanent employee of Buyer any employee of Company under Section 6.12.(b), shall directly or indirectly result in any Liability (i) for severance payments or termination benefits or (ii) by virtue of any state, federal or local “plant-closing” or similar law, such Liability shall be the sole responsibility of Company, and Company shall indemnify and hold harmless Buyer against such Liability.

    6.10        Audited Financial Statement. If Buyer decides to have an audit of the financial statements of Company, on a stand alone basis, prepared in order to meet filing requirements of the Securities and Exchange Commission or otherwise, Company shall, both prior to and after the Closing, cooperate with Buyer in connection with the scheduling and performance of such audit, by an auditor of Buyer’s choice. The costs and expenses of the audit and the auditor, including reasonable expenses incurred by Company or any if its Members, in preparing such financial statements shall be borne by Buyer.

    6.11        Escrow Agreement. At the Closing, Buyer and Company shall execute and deliver an Escrow Agreement (the “Escrow Agreement”), in substantially the form attached hereto as Exhibit D, along with U.S. Bank National Association, as escrow agent (“Escrow Agent”).

    6.12        Closing of Lathrop Location.

    6.12.(a)        Relocation and Closing. Following the Closing, it is the intent of Buyer to relocate all operations of Company and the Business to Buyer’s facilities in Lincoln, Nebraska and close the Lathrop, California Survey Operations Center of Company by December 31, 2005 (but, in any event, no later than March 15, 2006) (the “California Shutdown”).

    6.12.(b)        Company Employees. In connection with the California Shutdown, Buyer intends to transfer all Company employee positions to Lincoln, Nebraska and Buyer will offer all employees of Company as of the date of the California Shutdown (except for Majority Member, Laura Buchanan and Sue Hudson, who are covered by the Majority Member Consulting Agreement or the Buchanan/Hudson Consulting Agreements) the opportunity to apply for employment by Buyer at Buyer’s facilities in Lincoln, Nebraska.

    6.12.(c)        Costs Following California Shutdown. Following the California Shutdown, the parties understand that the following costs and expenses (collectively, the “Shutdown Costs”) will or may continue: (i) rent under the Company Sublease and certain utility costs associated therewith (potentially through September 30, 2006); (ii) buyouts of certain Personal Property Leases; and (iii) incentive stay bonuses for certain employees of Company if, and only if, such employees stay employed by Company from the Closing until the earlier of the date their services are no longer needed or the date of the California Shutdown. A current estimate of the Shutdown Costs are set forth on Schedule 6.12. With respect to the Shutdown Costs, Buyer and Company agree as follows: (1) no additional costs or expenses will be considered part of the Shutdown Costs unless Buyer and Company mutually agree to the contrary; (2) in the event that Sue Hudson does not execute her Buchanan/Hudson Consulting Agreement at or prior to the California Shutdown and she remains employed by Company from the Closing until the date of the California Shutdown, Buyer and Company will split equally (i.e., 50/50) the first $330,000 of the Shutdown Costs and Company will be solely responsible for all Shutdown Costs in excess of $330,000; (3) in any event other than that specified in clause (2) above (i.e., Sue Hudson either executes her Buchanan/Hudson Consulting Agreement at or prior to the California Shutdown or does not execute that consulting agreement and also does not remain employed by Company from the Closing until the date of the California Shutdown), Buyer and Company will split equally (i.e., 50/50) the first $300,000 of the Shutdown Costs and Company will be solely responsible for all Shutdown Costs in excess of $300,000; (4) Company and Buyer will use commercially reasonable efforts to terminate the Company Sublease before its scheduled September 30, 2006 expiration or otherwise enter into other arrangements in order to reduce the Shutdown Costs associated with the Company Sublease; and (5) Company will inform the union representing certain of its employees under the Union Agreement of the transactions contemplated by this Agreement and the California Shutdown.

7.     CONDITIONS PRECEDENT TO BUYER’S OBLIGATIONS

        Each and every obligation of Buyer to be performed on the Closing Date shall be subject to the satisfaction (or waiver by Buyer) prior to or on the Closing Date of each of the following conditions:

    7.1        Representations and Warranties True on the Closing Date. Each of the representations and warranties made by Company in this Agreement, and the statements contained in the Disclosure Schedules attached to this Agreement, shall be true and correct at and as of the Closing Date.

    7.2        Compliance With Agreement. Company and each Member shall have performed and complied in all material respects with all of their agreements and obligations under this Agreement which are to be performed or complied with by them prior to or on the Closing Date, including the delivery of the closing documents specified in Section 10.1.

    7.3        Absence of Litigation. No Litigation shall have been commenced or threatened, and no investigation by any Government Entity shall have been commenced, against Buyer, Company or any of the affiliates, officers or directors of any of them, with respect to the transactions contemplated hereby.

8.     CONDITIONS PRECEDENT TO COMPANY’S OBLIGATIONS

        Each and every obligation of Company and the Members to be performed on the Closing Date shall be subject to the satisfaction (or waiver by Company) prior to or on the Closing Date of the following conditions:

    8.1        Representations and Warranties True on the Closing Date. Each of the representations and warranties made by Buyer in this Agreement shall be true and correct at and as of the Closing Date.

    8.2        Compliance With Agreement. Buyer shall have performed and complied in all material respects with all of its agreements and obligations under this Agreement which are to be performed or complied with by Buyer prior to or on the Closing Date, including the delivery of the closing documents specified in Section 10.2.

    8.3        Absence of Litigation. No Litigation shall have been commenced or threatened, and no investigation by any Government Entity shall have been commenced, against Buyer, Company or any of the affiliates, officers or directors of any of them, with respect to the transactions contemplated hereby; provided that the obligations of Company shall not be affected unless there is a reasonable likelihood that as a result of such action, suit, proceeding or investigation Company will be unable to retain substantially all the consideration to which it is entitled under this Agreement.

9.     INDEMNIFICATION

    9.1        By Company. Subject to the terms and conditions of this Article 9, Company hereby agrees to indemnify, defend and hold harmless Buyer, and its directors, officers, employees, agents and controlled and controlling persons (hereinafter “Buyer’s affiliates”), from and against all Claims (as hereinafter defined) asserted against, resulting to, imposed upon, or incurred by Buyer, Buyer’s affiliates, the Business or the Purchased Assets, directly or indirectly, by reason of, arising out of or resulting from (a) the inaccuracy or breach of any representation or warranty of Company contained in or made pursuant to this Agreement (regardless of whether such breach is deemed “material”); (b) the breach of any covenant of Company or any Member contained in this Agreement (regardless of whether such breach is deemed “material”); (c) any Claim against Buyer or the Purchased Assets relating to any product or service warranty, rework, return or refund Liabilities of Company or the Business on products produced, or services rendered, by Company prior to the Closing Date; or (d) any Claim of or against Buyer, the Purchased Assets or Company not specifically assumed by Buyer pursuant hereto. As used in this Article 9, the term “Claim” shall include (i) all Liabilities; (ii) all losses, damages (including, without limitation, consequential damages), judgments, awards, settlements, costs and expenses (including, without limitation, interest (including prejudgment interest in any litigated matter), penalties, court costs and attorneys fees and expenses); and (iii) all demands, claims, actions, costs of investigation, causes of action, proceedings and assessments, whether or not ultimately determined to be valid.

    9.2        By Buyer. Subject to the terms and conditions of this Article 9, Buyer hereby agrees to indemnify, defend and hold harmless Company, its directors, officers, employees, agents and controlling persons, from and against all Claims asserted against, resulting to, imposed upon or incurred by any such person, directly or indirectly, by reason of or resulting from (a) the inaccuracy or breach of any representation or warranty of Buyer contained in or made pursuant to this Agreement (regardless of whether such breach is deemed “material”); (b) the breach of any covenant of Buyer contained in this Agreement (regardless of whether such breach is deemed “material”); (c) all Claims of or against Company specifically assumed by Buyer pursuant hereto; or (d) any Claim against Company relating to any product or service warranty, rework, return or refund Liabilities of the Business on products produced, or services rendered, by Buyer after the Closing Date.

    9.3        Indemnification of Third-Party Claims. The obligations and liabilities of any party to indemnify any other under this Article 9 with respect to Claims relating to third parties shall be subject to the following terms and conditions:

    9.3.(a)       Notice and Defense. The party or parties to be indemnified (whether one or more, the “Indemnified Party”) will give the party from whom indemnification is sought (the “Indemnifying Party”) prompt written notice of any such Claim, and the Indemnifying Party will undertake the defense thereof by representatives chosen by it upon written notice to the Indemnified Party. Failure of the Indemnified Party to give such notice shall not affect the Indemnifying Party’s duty or obligations under this Article 9, except to the extent the Indemnifying Party is prejudiced thereby. So long as the Indemnifying Party is defending any such Claim actively and in good faith, the Indemnified Party shall not settle such Claim. The Indemnified Party shall make available to the Indemnifying Party or its representatives all records and other materials required by them and in the possession or under the control of the Indemnified Party, for the use of the Indemnifying Party and its representatives in defending any such Claim, and shall in other respects give reasonable cooperation in such defense.

    9.3.(b)       Failure to Defend. If the Indemnifying Party, within 20 days after receipt by the Indemnifying Party of notice of any such Claim (or sooner if the nature of the Claim so requires), fails to defend such Claim actively and in good faith, the Indemnified Party will (upon further notice to the Indemnifying Party) have the right to undertake the defense, compromise or settlement of such Claim, or consent to the entry of a judgment with respect to such Claim, on behalf of and for the account and risk of the Indemnifying Party, and the Indemnifying Party shall thereafter have no right to challenge the Indemnified Party’s defense, compromise, settlement or consent to judgment.

    9.3.(c)       Indemnified Party’s Rights. Anything in this Section 9.3 to the contrary notwithstanding, (i) if there is a reasonable probability that a Claim may materially and adversely affect the Indemnified Party other than as a result of money damages or other money payments, the Indemnified Party shall have the right to defend, compromise or settle such Claim, and (ii) the Indemnifying Party shall not, without the written consent of the Indemnified Party, settle or compromise any Claim or consent to the entry of any judgment which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the Indemnified Party of a release from all Liability in respect of such Claim.

    9.4        Payment. The Indemnifying Party shall promptly pay the Indemnified Party any amount due under this Article 9. The right to pursue Claims under any one or more provisions of this Article 9 shall not be exclusive of any other rights or remedies at law or equity which the Indemnified Party may have against the Indemnifying Party under this Article 9.

    9.4.(a)       Set-Off. At the option of the Indemnified Party, such Claim may be satisfied (or partially satisfied) by the Indemnified Party setting off any Claim amount against other amounts owed to the Indemnifying Party by the Indemnified Party, including, without limitation, against the Escrow Amount pursuant to Section 3.2.(c). Prior to any such set-off, the Indemnified Party shall provide the Indemnifying Party with at least 20 days’ advance notice of such intention to exercise such set-off rights. Such notice shall include a description of the Claim, including the amount thereof, and the method by which the Indemnified Party intends to exercise such set-off rights. If, during such 20-day period, the Indemnifying Party objects to the exercise of such set-off rights, the Indemnifying Party shall notify the Indemnified Party of such objection in writing, and shall describe the basis for such objection and the amount of the Claim as to which the Indemnifying Party does not believe should be subject to such set-off rights. Upon receipt of such notice of objection, both the Indemnified Party and the Indemnifying Party shall use all reasonable efforts to cooperate and arrive at a mutually acceptable resolution of such dispute within the next 30 days. If a mutually acceptable resolution cannot be reached between the Indemnified Party and the Indemnifying Party within such 30-day period, either party may submit the dispute for resolution by arbitration as provided for in Article 11. During the pendency of any dispute under this Section 9.4.(a), the Claim amounts owed to the Indemnifying Party by the Indemnified Party which are the subject of the disputed set-off shall be withheld from payment until the dispute is finally resolved. If it is finally determined that all or a portion of such withheld amount was not owed to the Indemnified Party, the Indemnified Party shall promptly pay the Indemnifying Party such amount not owed, together with the interest from the date that payment should have been made until the date of actual payment, at an annual rate equal to the prime interest rate as set forth in The Wall Street Journal in effect on the date that payment should have been made.

    9.4.(b)       Payment of Third Party Claim. Upon judgment, determination, settlement or compromise of any third party Claim, the Indemnifying Party shall pay promptly on behalf of the Indemnified Party, and/or to the Indemnified Party in reimbursement of any amount theretofore required to be paid by it, the amount so determined by judgment, determination, settlement or compromise and all other Claims of the Indemnified Party with respect thereto, unless in the case of a judgment an appeal is made from the judgment. If the Indemnifying Party desires to appeal from an adverse judgment, then the Indemnifying Party shall post and pay the cost of the security or bond to stay execution of the judgment pending appeal. Upon the payment in full by the Indemnifying Party of such amounts, the Indemnifying Party shall succeed to the rights of such Indemnified Party, to the extent not waived in settlement, against the third party who made such third party Claim.

    9.5        Limitations on Indemnification. No Claim shall be brought under this Article 9 for breach of a representation or warranty after the lapse of one (1) year following the Closing Date. Notwithstanding the foregoing or any other provision of this Agreement: (a) there shall be no time limitation on Claims brought for any fraudulent breach or misrepresentation or any breach of any representation or warranty made in or pursuant to Section 4.11.(a), and Company hereby waives all applicable statutory limitation periods with respect thereto; (b) any Claim brought for breach of any representation or warranty made in or pursuant to Section 4.5 may be brought at any time until the underlying obligation is barred by the applicable period of limitation under the federal and state laws relating thereto (as such period may be extended by waiver); (c) any Claim made by a party hereunder for breach of a representation or warranty prior to the termination of the survival period for such Claim shall be preserved despite the subsequent termination of such survival period; and (d) if any act, omission, disclosure or failure to disclosure shall form the basis for a Claim for breach of more than one representation or warranty, and such Claims have different periods of survival hereunder, the termination of the survival period of one Claim shall not affect a party’s right to make a Claim based on the breach of representation or warranty still surviving. Anything in this Article 9 to the contrary notwithstanding, (i) an Indemnified Party shall not be entitled to indemnification for a breach of a representation, warranty or covenant under Section 9.1.(a) and (b) or Section 9.2.(a) or (b), as the case may be, unless (and then only to the extent) the aggregate of the Indemnifying Party’s indemnification obligations to the Indemnified Party pursuant to those sections (but for this Section 9.5) exceeds $25,000; and (ii) the maximum liability of Company for indemnification obligations under Section 9.1.(a) and (b) for a breach of a representation, warranty or covenant shall be an amount equal to the Purchase Price.

10.     CLOSING

        The closing of this transaction (the “Closing”) shall take place at the offices of Foley & Lardner LLP, 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202, on the date hereof, or on such other date or at such other place as the parties hereto shall agree upon. Such date is referred to in this Agreement as the “Closing Date”.

    10.1        Documents to be Delivered by Company. At the Closing, Company shall deliver, or caused to be delivered, to Buyer the following documents, in each case duly executed or otherwise in proper form:

    10.1.(a)       Bills of Sale. Bills of sale and such other instruments of assignment, transfer, conveyance and endorsement as will be sufficient in the opinion of Buyer and its counsel to transfer, assign, convey and deliver to Buyer the Purchased Assets free and clear of all Liens.

    10.1.(b)       Compliance Certificate. A certificate signed by Majority Member, in his capacity as President of Company, that each of the representations and warranties made by Company in this Agreement is true and correct on and as of the Closing Date, and that Company and Members have performed and complied in all material respects with all of their obligations under this Agreement which are to be performed or complied with on or prior to the Closing Date. Such certificate shall constitute a representation and warranty of Company as to the matters set forth therein.

10.1.(c) Escrow Agreement. The Escrow Agreement, duly executed by Company and the Escrow Agent.

    10.1.(d)       Consulting Agreements. The Majority Member Consulting Agreement, duly executed by Majority Member, and, if applicable, one or both of the Buchanan/Hudson Consulting Agreements, duly executed by Laura Buchanan and/or Sue Hudson, respectively. Failure of Company or of Buyer to secure the execution of one or both of the Buchanan/Hudson Consulting Agreements shall not constitute a breach by Company of this Agreement.

    10.1.(e)       Certified Resolutions. Certified copies of the resolutions of the Majority Member authorizing and approving this Agreement and the consummation of the transactions contemplated by this Agreement.

    10.1.(f)       Other Documents. All other documents, instruments or writings required to be delivered to Buyer at or prior to the Closing pursuant to this Agreement and such other certificates of authority and documents as Buyer may reasonably request.

    10.2        Documents to be Delivered by Buyer. At the Closing, Buyer shall deliver to Company the following documents, in each case duly executed or otherwise in proper form:

10.2.(a) Cash Purchase Price. To Company, the wire transfer as required by Sections 3.2.(b) and (d).

    10.2.(b)       Assumption of Liabilities. Such undertakings and instruments of assumption as will be reasonably sufficient in the opinion of Company and its counsel to evidence the assumption by Buyer of the Assumed Liabilities.

    10.2.(c)       Compliance Certificate. A certificate signed by Patrick E. Beans, in his capacity as Vice President, Treasurer, Chief Financial Officer and Secretary of Buyer, that the representations and warranties made by Buyer in this Agreement are true and correct on and as of the Closing Date, and that Buyer has performed and complied in all material respects with all of Buyer’s obligations under this Agreement which are to be performed or complied with on or prior to the Closing Date. Such certificate shall constitute a representation and warranty of Buyer as to the matters set forth therein.

10.2.(d) Escrow Agreement. The Escrow Agreement, duly executed by Buyer and the Escrow Agent, and the wire transfer of the Escrow Amount to the Escrow Agent as required by Sections 3.2.(c) and (d).

    10.2.(e)       Consulting Agreements. The Majority Member Consulting Agreement, duly executed by Buyer, and, if applicable, one or both of the Buchanan/Hudson Consulting Agreements, duly executed by Buyer. Failure of Company or of Buyer to secure the execution of one or both of the Buchanan/Hudson Consulting Agreements shall not constitute a breach by Company of this Agreement.

    10.2.(f)       Certified Resolutions. A certified copy of the resolutions of the Board of Directors of Buyer authorizing and approving this Agreement and the consummation of the transactions contemplated by this Agreement.

    10.2.(g)       Other Documents. All other documents, instruments or writings required to be delivered to Company at or prior to the Closing pursuant to this Agreement and such other certificates of authority and documents as Company may reasonably request.

11.     MISCELLANEOUS

    11.1        Disclosure Schedule. The Schedules to this Agreement have been compiled in a bound volume (“Disclosure Schedule”), executed by Company and dated and delivered to Buyer on the date of this Agreement (with a substantially complete preliminary copy thereof delivered by or on behalf of Company to Buyer at least three business days prior to the date hereof). Information set forth in the Disclosure Schedule specifically refers to the article and section of this Agreement to which such information is responsive and such information shall not be deemed to have been disclosed with respect to any other article or section of this Agreement or for any other purpose.

    11.2        Further Assurance. From time to time, Buyer, Company and the Members will execute and deliver such further documents and take such further actions as may reasonably be requested by any other party in order to consummate more effectively the transactions contemplated hereby.

    11.3        Disclosures and Announcements. Both the timing and the content of all disclosure to third parties and public announcements concerning the transactions provided for in this Agreement by Buyer or Company shall be subject to the approval of the other in all essential respects, except that Company’s approval shall not be required (although Company will be given the opportunity to review) as to any statements and other information which Buyer may make pursuant to offers or sales of securities to employees or others, disclosures by Buyer deemed necessary or advisable as a result of Securities and Exchange Commission or Nasdaq Stock Market requirements, or as otherwise required by law.

    11.4        Assignment; Parties in Interest.

    11.4.(a)       Assignment. Except as expressly provided herein, the rights and obligations of a party hereunder may not be assigned, transferred or encumbered without the prior written consent of the other party. Notwithstanding the foregoing, Buyer may, without consent of Company or any Member, cause one or more subsidiaries of Buyer to carry out all or part of the transactions contemplated hereby but the same shall not relieve Buyer of liability for such subsidiaries’ failure to so perform.

    11.4.(b)       Parties in Interest. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by the respective successors and permitted assigns of the parties hereto. Nothing contained herein shall be deemed to confer upon any other person any right or remedy under or by reason of this Agreement.

    11.5        Law Governing Agreement. This Agreement may not be modified or terminated orally, and shall be construed and interpreted according to the internal laws of the State of California, excluding any choice of law rules that may direct the application of the laws of another jurisdiction.

    11.6        Amendment and Modification. Buyer, Company and the Members may amend, modify and supplement this Agreement in such manner as may be agreed upon by them in writing.

    11.7        Notice. All notices, requests, demands and other communications hereunder shall be given in writing and shall be: (a) personally delivered; (b) sent by telecopier, facsimile transmission or other electronic means of transmitting written documents; or (c) sent to the parties at their respective addresses indicated herein by registered or certified U.S. mail, return receipt requested and postage prepaid, or by private overnight mail courier service. The respective addresses to be used for all such notices, demands or requests are as follows:

(a)	If to Buyer, to:

National Research Corporation 1245 "Q" Street Lincoln, Nebraska 68508 Attention: Chief Executive Officer Facsimile: (402) 475-9061

(with a copy to)

Benjamin F. Garmer, III Russell E. Ryba Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, Wisconsin 53202 Facsimile: (414) 297-4900

or to such other person or address as Buyer shall furnish to Company in writing.

(b)	If to Company or any Member, to:

Geriatric Health Systems, LLC Peter Yedidia, President 234 Liberty Street San Francisco, California 94114 Facsimile: (415) 641-0104

(with a copy to)

David S. Zuckerman Zuckerman & McQuiller One Embarcadero Center, Suite 2480 San Francisco, California 94111 Facsimile: (415) 392-4016

or to such other person or address as Company shall furnish to Buyer in writing.

If personally delivered, such communication shall be deemed delivered upon actual receipt; if electronically transmitted pursuant to this paragraph, such communication shall be deemed delivered the next business day after transmission (and sender shall bear the burden of proof of delivery); if sent by overnight courier pursuant to this paragraph, such communication shall be deemed delivered upon receipt; and if sent by U.S. mail pursuant to this paragraph, such communication shall be deemed delivered as of the date of delivery indicated on the receipt issued by the relevant postal service, or, if the addressee fails or refuses to accept delivery, as of the date of such failure or refusal. Any party to this Agreement may change its address for the purposes of this Agreement by giving notice thereof in accordance with this Section.

    11.8        Expenses. Regardless of whether or not the transactions contemplated hereby are consummated:

    11.8.(a)       Brokerage. Buyer agrees to indemnify, defend and hold harmless Company from and against all claims for brokerage commissions or finder’s fees incurred through any act of Buyer in connection with the execution of this Agreement or the transactions provided for herein. Company agrees to indemnify, defend and hold harmless Buyer from and against all claims for brokerage commissions or finder’s fees incurred through any act of Company in connection with the execution of this Agreement or the transactions provided for herein.

    11.8.(b)       Expenses to be Paid by Company. Company shall pay, and shall indemnify, defend and hold harmless Buyer from and against, all fees and expenses of Company’s legal, accounting, investment banking and other professional counsel in connection with the transactions contemplated hereby.

    11.8.(c)       Other. Except as otherwise provided herein, each of the parties shall bear its own expenses and the expenses of its counsel and other agents in connection with the transactions contemplated hereby.

    11.8.(d)       Costs of Litigation or Arbitration. The parties agree that the prevailing party in any action or arbitration brought with respect to or to enforce any right or remedy under this Agreement shall be entitled to recover from the other party or parties all reasonable costs and expenses of any nature whatsoever incurred by the prevailing party in connection with such action or arbitration, including without limitation attorneys’ fees and prejudgment interest.

    11.9        Certain Definitions; Interpretations. As used herein, the term "including" means "including, without limitation."

    11.10        Entire Agreement. This Agreement, along with the other documents and instruments to be executed and delivered by either party pursuant hereto, embody the entire agreement between the parties hereto with respect to the transactions contemplated herein, and there have been and are no agreements, representations or warranties between the parties other than those set forth or provided for herein.

    11.11        Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

    11.12        Headings. The headings in this Agreement are inserted for convenience only and shall not constitute a part hereof.

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        IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above written.

NATIONAL RESEARCH CORPORATION
(“Buyer”)
By: /s/ Patrick E. Beans
Name: Patrick E. Beans
Title: Vice President, Treasurer, Chief Financial Officer and Secretary
GERIATRIC HEALTH SYSTEMS, LLC
(“Company”)
By: /s/ Peter Yedidia
Name: Peter Yedidia
Title: President
HEALTH SERVICES BENEFIT ADMINISTRATORS, INC.
(“Minority Member”)
By: /s/ Stan Fisher
Name: Stan Fisher
Title: President and CEO
PETER YEDIDIA
(“Majority Member”)
/s/ Peter Yedidia